March 31, 2009

Mr. Kevin R. Davis
Chief Executive Officer
MF Global Ltd.
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

      Re: **MF Global Ltd.**
             Form 10-K for the year ended March 31, 2008
             Filed June 13, 2008
             File No. 001-33590

Dear Mr. Davis:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Ms. Jacqueline M. Giammarco (via facsimile)
        (212) 319-1269